WIDESCOPE RESOURCES INC.

WIDESCOPE PRIVATE PLACEMENT WARRANTS EXTENDED

Vancouver, B.C. – May 31, 2007 – Widescope Resources Inc. (OTCbb: “WSCRF”; CUSIP: 96759N 100) announced today that the Corporation’s directors have extended the term of the Warrants currently issued by Widescope. The 1,560,333 warrants were issued in connection with a private placement in June 2005, and are each exercisable into one common share of the Corporation at $0.18 per share. The expiry of the Warrants has been extended by six months; the Warrants are now set to expire December 7, 2007.

Through its 65% owned subsidiary, Pinefalls Gold, the Company is primarily engaged in exploring for mineral resources on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

Doug Ford, Director
Phone: 604.904.8481 ext. 460